UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM SD
SPECIALIZED DISCLOSURE REPORT
WESTERN REFINING, INC.
(Exact name of the registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-32721 (Commission File Number)	20-3472415 (IRS Employer Identification Number)

123 West Mills Avenue, Suite 200 El Paso, Texas 79901 (Address of principal executive offices and zip code)
(915) 534-1400 (Registrant's telephone number, including area code)

Lowry Barfield (915) 534-1400
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Copies to: Maurice Blanco Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Western Refining, Inc. (the “Company”) is an independent crude oil refiner and marketer of refined products. The Company’s refineries make various grades of gasoline, diesel fuel, jet fuel and other products from crude oil which may contain “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) that could be necessary to the functionality or production of such products. In the refining process, the Company utilizes certain catalysts and additives which may contain trace amounts of conflict minerals, specifically tin or tungsten, and these catalysts and additives are the reason why certain of the Company’s products may contain conflict minerals.

Conflict Minerals Disclosure

The Company has conducted in good faith a reasonable country of origin inquiry regarding such conflict minerals. This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals contained in its products originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources.

As part of this inquiry, the Company identified all relevant suppliers from whom it purchased catalyst and additives in the year ended December 31, 2013, in connection with its refining and blending processes for various grades of gasoline, diesel fuel, jet fuel and other products from crude oil that could have contained conflict minerals. The Company sent conflict minerals questionnaires to, and received responses from almost all of these suppliers. Based on the responses received, the Company subsequently sought additional information and clarifications from certain suppliers for the purposes of its reasonable country of origin inquiry.

As a result of this reasonable country of origin inquiry, the Company has no reason to believe that the necessary conflict minerals that may be contained in its products may have originated in the Democratic Republic of the Congo or an adjoining country. This “Conflict Minerals Disclosure” is also available on the Investor Relations section of the Company’s website at www.wnr.com. The information contained on, or that can be accessed through, our website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN REFINING, INC.

By: /s/ Lowry Barfield
Name: Lowry Barfield
Title: Senior Vice President - Legal, General Counsel and Secretary

Dated: May 30, 2014